Exhibit 99.1

BTC Digital Ltd. Announces Share Consolidation

SHENZHEN, China, August 23, 2023 /PRNewswire/ -- BTC Digital Ltd. (“BTC Digital” or the “Company”) (NASDAQ: METX), a blockchain technology company, today announced that the Company plans to effect a share consolidation of twenty (20) ordinary shares with par value of $0.003 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.06 (the “Share Consolidation”). As a result of the Share Consolidation, each twenty (20) pre-consolidation ordinary shares outstanding will automatically combine and convert into one issued and outstanding ordinary share without any action on the part of the shareholders.

The Share Consolidation will be effective at 5:00 p.m. Cayman Islands time on August 23, 2023. Beginning with the opening of trading on August 24, 2023, the Company’s ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “METX” but under a new CUSIP number of G6055H 155. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company will be US$1,500,000 divided into 25,000,000 ordinary shares of a par value of US$0.06 each.

After the Share Consolidation, the Company’s warrants listed on the Nasdaq Capital Market under the symbol “METXW” which will retain their existing CUSIP number, will be proportionately adjusted in accordance with their terms. The exercise prices of any outstanding share options, warrants, and equity incentive plans will be adjusted in accordance with their respective terms.

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation.

For more information, please visit: https://meten.investorroom.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

IR@meten.com